SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
General Growth Properties, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
370021107

(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		149,467

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		71,782,032

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,467

WITH	10	SHARED DISPOSITIVE POWER*

		71,782,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

	71,931,499

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		69,015,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		69,015,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	69,015,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	4	of	11

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		45,167,821

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		45,167,821

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	45,167,821

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP NO. 370021107	13D	Page 5 of 11
Except as specifically amended hereby, all other provisions of the Reporting Persons’ 13D filed on August 21, 2007 (the “Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     This Schedule 13D is being filed jointly by General Trust Company (“GTC”), M.B. Capital Partners III (“M.B. Capital”) and M.B. Capital Units L.L.C. (“Units L.L.C.” and, collectively with GTC and M.B. Capital, the “Reporting Persons”).

A.	General Trust Company

	(a) Name of Person Filing:	General Trust Company (“GTC”)

	(b) Organization:	GTC is a South Dakota trust company, the executive officers and directors of which are:

   a. Marshall Eisenberg – President, Chairman of the Board of Directors and majority stockholder. Mr. Eisenberg is a partner of Neal, Gerber & Eisenberg, LLP, and his business address is Two North LaSalle Street, Chicago, IL 60602.

b. E. Michael Greaves – Vice President, Cashier and Director.
c. Earl Melamed – Secretary and Director. Mr. Melamed is a partner of Neal, Gerber & Eisenberg LLP, and his business address is Two North LaSalle Street, Chicago, IL 60602.
d. Patricia Gessmann – Assistant Cashier and Director. Ms. Gessmann is an executive assistant at the Issuer.
e. Cheryl Hoover – Assistant Secretary and Director. Ms. Hoover is an employee of GTC, and her business address is 300 North Dakota Avenue, Sioux Falls, South Dakota, 57104.

Unless otherwise noted above, the business address for each of the persons listed above is 110 North Wacker Drive, Chicago, Illinois 60606. None of the executive officers and directors of GTC has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the executive officers and directors of GTC are United States citizens.

	(c) Principal Business:	Providing trust and financial services to trusts for the benefit of members of the Bucksbaum family, which for the purposes hereof, include the descendants of Martin, Matthew and Maurice Bucksbaum.

CUSIP NO. 370021107	13D	Page 6 of 11

	(d) Address:	300 North Dakota Avenue
Sioux Falls, South Dakota 57104

	(e) Prior Criminal Convictions:	None

	(f) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	M.B. Capital Partners III

	(a) Name of Person Filing:	M.B. Capital Partners III (“M.B. Capital”)

	(b) Organization:	M.B. Capital is a South Dakota general partnership, the general partners of which are various trusts for the benefit of members of the Bucksbaum family for which GTC is the trustee (collectively, the “GTC Trusts”).

The principal business of the GTC Trusts is making investments.

The business address for all GTC Trusts is 300 North Dakota Avenue, Sioux Falls, South Dakota, 57104.

None of the general partners of M.B. Capital has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

See information above under Item 2A for more information on GTC.

	(c) Principal Business:	Investing in the Common Stock of the Issuer and the units of limited partnership interest in GGP Limited Partnership (“Units”).

	(d) Address:	300 North Dakota Avenue Sioux Falls, South Dakota 57104

	(e) Prior Criminal Convictions:	None

	(f) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

C.	M.B. Capital Units L.L.C.

	(a) Name of Person Filing:	M.B. Capital Units L.L.C. (“Units L.L.C.”)

CUSIP NO. 370021107	13D	Page 7 of 11

(b) Organization:	Units L.L.C. is a Delaware member-managed limited liability company, whose sole member is M.B. Capital. See information above under Item 2B for more information on M.B. Capital.

(c) Principal Business:	Investing in the Common Stock of the Issuer and the Units.

(d) Address:	300 North Dakota Avenue Sioux Falls, South Dakota 57104

(e) Prior Criminal Convictions:	None

(f) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety as follows:
     On August 2, 2007, M.B. Capital entered into a First Amendment to Term Loan Agreement with Citigroup Global Markets, Inc. (the “Lender”) which amended the Term Loan Agreement dated as of November 9, 2004, between M.B. Capital and the Lender (as amended, the “Loan Agreement”). The Loan Agreement provided M.B. Capital with a credit facility of up to $500 million to finance the acquisition of Common Stock. Using funds borrowed pursuant to the Loan Agreement, M.B. Capital purchased 10,094,713 shares of Common Stock in open market or block purchases between August 3, 2007 and August 20, 2007 (such shares the “2007 Purchased Shares”).
     M.B. Capital and the Issuer entered into a purchase and sale agreement, dated as of March 24, 2008 (the “Purchase Agreement”), pursuant to which M.B. Capital agreed to purchase 2,445,000 shares of Common Stock (such shares, the “2008 Purchased Shares,” collectively, with the 2007 Purchased Shares, the “Purchased Shares”) from the Issuer as part of the Issuer’s registered offering of 22,829,355 shares of Common Stock at a purchase price of $36.00 per share. The purchase was completed on March 28, 2008 using funds borrowed pursuant to the Loan Agreement. The Purchase Agreement which contains the standard representations, warranties and covenants by the Issuer and M.B. Capital is attached to this Amendment as an Exhibit and is incorporated herein by reference.
     The Loan Agreement was initially entered into in order to finance the exercise of warrants issued in a pro rata rights offering for the Issuer’s Common Stock in connection with the financing of the Issuer’s acquisition of The Rouse Company, and was subsequently amended in order to permit advances to finance the acquisition of the Purchased Shares. The Loan Agreement provides for quarterly payment of interest on advances financing the acquisition of the Purchased Shares at a rate of LIBOR plus 50 basis points, starting with the quarter ended October 31, 2007. All amounts borrowed under the Loan Agreement, including accrued and unpaid interest, are payable on November 9, 2009, subject to any prepayments. Advances under the Loan Agreement for the Purchased Shares are collateralized by certain Common Stock held by M.B. Capital, including the 2007 Purchased Shares. A third party pledge of shares of Common Stock held by John Bucksbaum and Matthew Bucksbaum in effect at the time the 2007 Purchased Shares were acquired has been terminated. This summary of the terms of the Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the Loan Agreement attached as an exhibit to the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     The acquisition of both the 2007 Purchased Shares and the 2008 Purchased Shares was effected for the purpose of investing in the Issuer. See Item 3 for further information on the Purchased Shares transactions. The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors,

CUSIP NO. 370021107	13D	Page 8 of 11
including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock.
     On March 27, 2008, M.B. Capital, Matthew Bucksbaum as trustee of the Matthew Bucksbaum Revocable Trust, and General Growth Companies, Inc. (“GGC”) entered into a Redemption Agreement (the “Redemption Agreement”). Pursuant to the Redemption Agreement, in redemption of the interests of the Matthew Bucksbaum Revocable Trust and GGC in M.B. Capital, Units L.L.C. transferred (i) 1,497,512 Units in GGP Limited Partnership, 136,139 of which are convertible on a one-for-one basis into shares of Common Stock, to the Matthew Bucksbaum Revocable Trust, and (ii) 24,957 Units to GGC, all of which are convertible on a one-for-one basis into shares of Common Stock. This summary of the terms of the Redemption Agreement is not intended to be complete, and is qualified in its entirety by reference to the Redemption Agreement attached hereto as an Exhibit and incorporated herein by reference.
     Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b): To the best knowledge of the Reporting Persons, there were 266,766,781 shares of Common Stock outstanding as of March 28, 2008, which consists of the 243,937,426 shares of Common Stock outstanding as of February 22, 2008 based on the Issuer’s Annual Report on Form 10-K/A for the year ended December 31, 2007, and the 22,829,355 shares of Common Stock issued on March 28, 2008. The Reporting Persons beneficially own 45,167,811 Units which are immediately convertible on a one-for-one basis into shares of Common Stock. Based on the foregoing, and assuming the conversion of the Units into 45,167,811 shares of Common Stock, the 71,931,499 shares reported herein as beneficially owned by the Reporting Persons constitute 23.1% of the outstanding shares of Common Stock and consist of the following:
(i)	71,931,499 shares held by GTC, including 45,167,811 shares issuable upon conversions of the Units, or 23.1% of the outstanding shares of Common Stock;

(ii)	69,015,823 shares held by M.B. Capital, including 45,167,811 shares issuable upon conversion of the Units, or 22.1% of the outstanding shares of Common Stock; and

(iii)	45,167,821 shares held by Units L.L.C., including 45,167,811 shares issuable upon conversion of the Units, or 14.5% of the outstanding shares of Common Stock.
GTC has the sole power to vote or direct the vote of 149,467 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power, upon conversion of the Units, to vote or direct the vote of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power to vote or direct the vote of 23,848,002 shares of Common Stock. GTC and Matthew Bucksbaum, as co-trustees of a trust for the benefit of certain members of the Bucksbaum family, share the power to vote or direct the vote of 2,766,209 shares.
GTC has the sole power to dispose or direct the disposition of 149,467 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power to dispose or direct the disposition of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power to dispose or direct the disposition of 23,848,002 shares of Common Stock. GTC and Matthew Bucksbaum, as co-trustees of a trust for the benefit of certain members of the Bucksbaum family, share the power to vote or direct the vote of 2,766,209 shares.
The business address for Matthew Bucksbaum is 110 North Wacker Drive, Chicago, IL 60606. Mr. Bucksbaum is a director and the chairman emeritus of the board of the Issuer, and the trustee of the Matthew Bucksbaum Revocable Trust. During the last five years,

CUSIP NO. 370021107	13D	Page 9 of 11
Matthew Bucksbaum has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Matthew Bucksbaum is a United States citizen. None of the 2007 Purchased Shares were allocated to the Matthew Bucksbaum Revocable Trust.
Except as set forth below, as of the date hereof, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof, beneficially owns any shares of Common Stock other than the shares owned by the Reporting Persons. Marshall Eisenberg owns 41,000 shares of Common Stock with respect to which Mr. Eisenberg has sole power to vote and to dispose of such shares. E. Michael Greaves owns 6,615 shares of Common Stock with respect to which Mr. Greaves has sole power to vote and to dispose of such shares. Patricia Gessmann owns 5,033 shares of Common Stock with respect to which Ms. Gessmann has sole power to vote and to dispose of such shares.
(c)	Except as described in Items 3 and 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d)	No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended by adding to the end thereof:
     See Item 3 above for a description of the Purchase Agreement. See Item 4 above for a description of the Redemption Agreement. In connection with the redemption, the remaining partners of M.B. Capital entered into a Third Amended and Restated Partnership Agreement, attached hereto as an Exhibit and incorporated herein by reference. Following the redemption transaction described in the Redemption Agreement, neither Matthew Bucksbaum as trustee of the Matthew Bucksbaum Revocable Trust nor GGC is a partner of M.B. Capital. Both prior to and following the redemption, neither Matthew Bucksbaum nor John Bucksbaum, Chief Executive Officer of the Issuer and one of the beneficiaries of the Bucksbaum family trusts, was or is an affiliate (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) of M.B. Capital.

CUSIP NO. 370021107	13D	Page 10 of 11
Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

1.	Third Amended and Restated Agreement of Partnership of M.B. Capital Partners III dated as of March 27, 2008 among the parties thereto.

2.	Redemption Agreement dated as of March 27, 2008 by and between M.B. Capital Partners III, Matthew Bucksbaum, as Trustee of the Matthew Bucksbaum Revocable Trust, and General Growth Companies, Inc.

3.	Purchase and Sale Agreement dated March 24, 2008 between General Growth Properties, Inc. and M.B. Capital Partners III.

CUSIP NO. 370021107	13D	Page 11 of 11
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 1, 2008

GENERAL TRUST COMPANY

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves

Title:	Vice President

M.B. CAPITAL PARTNERS III

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves

Title:	Vice President

M.B. CAPITAL UNITS LLC

By:	M.B. Capital Partners III, its sole member

	By:	/s/ E. Michael Greaves

	Name:	E. Michael Greaves

	Title:	Vice President